Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Organization	Percentage Ownership

Tetraphase Pharma Securities, Inc.	Massachusetts	100%
Tetraphase Pharmaceuticals (Bermuda) Ltd.	Bermuda	100%
Tetraphase Ireland Limited	Republic of Ireland	*
Tetraphase UK Limited	United Kingdom	*

  *100% owned by Tetraphase Pharmaceuticals (Bermuda) Ltd.